UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On July 22, 2008, Orbotech Ltd. (the “Company”) and Israel Discount Bank Ltd. (“IDB”) entered into a financing agreement (the “Financing Agreement”), as amended by the Financing Agreement—First Amendment signed on February 22, 2009 (the “Financing Agreement First Amendment”). On December 21, 2009 the Company and IDB entered into and signed the “Amended Financing Agreement” which replaced and superseded the Financing Agreement and the Financing Agreement First Amendment. On September 18, 2008, the Company borrowed $160 million from IDB pursuant to the Financing Agreement, the proceeds of which were applied towards its acquisition of Photon Dynamics, Inc. (“PDI”) on October 2, 2008 (the “PDI Acquisition”). The Financing Agreement also granted the Company an additional credit line of $25 million.

Pursuant to the Financing Agreement First Amendment, the Financing Agreement was amended to extend the availability period with respect to the additional $25 million to December 31, 2009, to determine the interest applicable thereto and to make certain other changes described therein. In December 2009 the Amended Financing Agreement was entered into, which replaced and superseded the Financing Agreement and the Financing Agreement First Amendment. Pursuant to the Amended Financing Agreement, a credit facility of up to $185 million is available to the Company. This amount includes the $160 million already utilized to finance, in part, the PDI Acquisition. Up to $160 million of the $185 million credit facility is available as either long-term borrowings of up to five years, but not beyond December 31, 2014, or as short-term borrowings of up to three months. At December 28, 2009, the entire $160 million of this amount was outstanding as long-term borrowings repayable over a five year period ending December 21, 2014. An amount of up to $25 million of the credit facility will remain available until December 31, 2010 for short-term borrowings only, at which time any such short-term borrowings must be repaid and such additional $25 million credit facility will terminate. Interest rates are based on IDB’s cost plus a margin which is 2% for long-term borrowings and 1.5% for short-term borrowings. The Amended Financing Agreement includes a commitment fee due quarterly in the amount of 0.3% per annum with respect to the unused amount of the additional $25 million short-term credit facility described above. In addition, the Company paid customary fees in connection with entering into the Amended Financing Agreement.

The Amended Financing Agreement contains provisions pursuant to which the Company has agreed to comply with various affirmative and negative covenants, including certain financial covenants, reporting requirements and covenants that restrict the creation of charges and pledges (other than certain specific charges as listed therein) on its assets in favor of others, the sale of certain assets and certain acquisition and merger activities without IDB’s consent. These covenants generally apply until the credit facility is repaid in full. The financial covenants require that the Company’s shareholders’ equity (defined according to the Company’s consolidated financial statements as including loans made by the shareholders to the Company that are subordinate to the bank financing after deducting loans made by the Company to the shareholders and shareholder withdrawals of any type whatsoever) (i) for each quarter in 2009 and 2010 shall be no less than the greater of $250 million or 30% of the total assets as reflected on the Company’s consolidated balance sheet, and (ii) for each quarter commencing from the consolidated balance sheet as of March 31, 2011 shall be no less than the greater of $300 million or 30% of the total assets as reflected on the Company’s consolidated balance sheet.

The financial covenants also require that the Company’s annual consolidated EBITDA (as defined below) commencing from the year 2011 (with respect to the annual period ended December 31, 2011) and onwards shall be no less than $40 million. This covenant is to be tested annually according to the consolidated financial statements as of the end of each calendar year.

The financial covenants also require that the ratio between the Company’s Financial Debt (as defined below) and EBITDA beginning as of December 31, 2011 shall not exceed five.

For these purposes, ‘EBITDA’ is defined as the cumulative amount of the Company’s operating income (loss) from current operations as determined pursuant to its consolidated financial statements with respect to the four consecutive calendar quarters ending on the date of the Company’s latest financial statements, before financial income (expenses) (i.e., interest, linkage differentials, exchange rate differentials and fees) and taxes and after adding depreciation and amortization costs of fixed assets and intangible assets, write-downs and impairment charges of investments, tangible assets, goodwill, intellectual property and other intangible assets, inventory write-offs, compensation costs for equity awards, in-process research and development charges (not including current research and development expenses), charges due to changes in accounting principles and restructuring charges. The Company has met the covenants required by the agreement at September 30, 2009.

For these purposes ‘Financial Debt’ is defined as the Company’s liabilities, as provided in its consolidated financial statements, to banks, financial institutions, affiliates, financial leasing and/or through the issue of debt securities.

In addition, commencing as of January 1, 2010, the Company is required at all times to keep and maintain a cash reserve (or cash equivalent) that is free and clear of any liens, charges or pledges (other than in favor of IDB) in an aggregate amount exceeding the total amount of the principal and interest due on its Financial Debt within the immediately following one year period, as determined in accordance with the Company’s consolidated balance sheet. This provision does not apply to the additional $25 million short-term credit facility described above.

As part of the Financing Agreement First Amendment, the Company created a floating charge on all of its assets and a fixed charge on the shares of PDI held by Orbotech, Inc. as security for repayment of amounts under the Financing Agreement. These charges will remain in place as security for the repayment of amounts under the Amended Financing Agreement.

Attached hereto and incorporated by reference herein is the following document:

1.	English translation from the official, original version Hebrew of the Amended Financing Agreement entered into and signed in Tel Aviv on December 21, 2009, between Orbotech Ltd. and Israel Discount Bank Ltd.

*        *        *        *        *         *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979 and Registration No. 333-154394) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

Amended Financing Agreement

Entered into and signed in Tel Aviv on December 21, 2009

Between

Orbotech Ltd. Company no. 52-003521-3 (the “Company”)	of the first part;

And between

Israel Discount Bank Ltd. of 27 Yehuda Halevy St., Tel Aviv (the “Bank”)	of the second part;

Whereas on July 22, 2008, a financing agreement was signed between the Company and the Bank, which was amended on February 22, 2009 (the financing agreement dated July 22, 2008, as amended on February 22, 2009 shall hereinafter be referred to as: the “First Financing Agreement”), which regulates the conditions under which the Company received loans, credit, guarantees and various banking services (the “Credit”), and accordingly the Company owes and/or shall owe the Bank various amounts, debts, liabilities and obligations, all in accordance with the Bank’s records, as effective from time to time and at any time (the “Debts”), and whereas the Company has asked the Bank to modify the conditions under which the Bank provides the Company with the Credit; and

Whereas the Bank has agreed to modify the conditions under which the Bank provides the Company with the Credit; and

Whereas the Parties have agreed that this Agreement shall supersede and replace the First Financing Agreement.

Therefore, the Company hereby irrevocably represents, agrees, attests, confirms and undertakes vis-à-vis the Bank that throughout the period until the settlement and repayment of all of the Debts to the Bank in connection with the Credit (the “Credit Period”), that it shall act, perform, ensure the performance and fulfillment of, at its sole expense and responsibility, to the Bank’s satisfaction, all of the conditions, stipulations and actions as specified below:

Therefore, it has been agreed, stipulated and represented between the Parties, in this Agreement, as follows:

1.	Definitions –

In this document, the following terms shall bear the meaning set forth alongside them:

1.1.	The Company – as defined above.

1.2.	The Bank – as defined above.

1.3.	Photon Dynamics – Photon Dynamics Inc., company no (registration for tax purposes in the U.S.) 94-3007502, registered in California, U.S., and whose shares are traded on the Stock Exchange.

1.4.	Stock Exchange – NASDAQ.

1.5.	Quarter – Consecutive periods of three months ended on March 31, June 30, September 30 and December 31 of each and every year.

1.6.	The Company’s Account – account no. 300330 in the Company’s name at the Bank, Rehovot branch, branch no. 045 and account no. 21109 in the Company’s name at the Bank at the main Tel Aviv branch, branch no. 10, including all of the funds, securities, deposits etc. as being from time to time and at any time according to the Bank’s records and its determination on this matter – in such accounts and including all account numbers that shall replace the same with any other and/or alternative and/or different numbers, from time to time.

1.7.	Means of Control and/or Control – as defined in the Banking (Licensing) Law, 5741-1981 (the “Banking Law”), including the terms and words which make up the terms “Control” and “Means of Control” in the Banking Law.

1.8.	Restructuring – merger, as defined in the Companies Law, and any transfer or receipt of assets and/or obligations or liabilities, other than in the ordinary course of business, without the Bank’s prior written consent.

1.9.	Credit Documents – any and all documents, approvals, references, professional, legal and other opinions, information, material, forms, letters of terms, loan documents, agreements, arrangements, credit documents, financing documents, collateral and guarantees, this document etc., as shall be agreed upon with the Bank, including: (1) general terms and conditions for the opening and management of the Company’s accounts at the Bank, including all of the documents connected therewith; (2) the collateral and guarantee documents, as specified herein; (3) this document; which the Company undertakes to provide to the Bank and/or sign and/or have signed and/or duly and timely register, according to the Bank’s requirements, and all at the account, responsibility and expense of the Company and all to the satisfaction of the Bank.

1.10.

The Financial Statements of the Company – the quarterly and annual financial statements – of the Company alone (“Standalone Financial Statement”) and jointly and consolidated with all of the subsidiaries of and the companies held by the Company from time to time and at any time (“Consolidated Financial Statement”), prepared according to U.S. GAAP, which include, inter alia, a balance sheet, income statement, cash flow, statement of changes in equity, including the notes thereto, and in addition thereto, any other report, notice and document which are required and/or shall be required pursuant to any law and/or by any competent authorities and/or bodies and/or entities; the annual statements shall be audited and the quarterly statements reviewed – by an outside auditor, according to U.S. GAAP.

1.11.	Equity – in accordance with the accounting rules and principles that apply to the Company due to its being a company whose shares are traded on the Stock Exchange, as presented in the Company’s Financial Statements, plus loans made by the shareholders to the Company that are subordinate to the bank financing, and less loans made by the Company to shareholders and shareholder withdrawals of any type whatsoever.

1.12.	EBITDA – the cumulative amount of the Company’s operating income (loss) from current operations pursuant to the latest Financial Statements of the Company with respect to the four consecutive calendar Quarters, ending on the date of the latest Financial Statements of the Company, before financial expenses (interest, linkage differentials, exchange rate differentials and fees) and taxes plus: depreciation expenses in respect of fixed assets, amortization costs of intangible assets, write-downs and impairment charges of investments, tangible assets, goodwill, intellectual property and other intangible assets, inventory write-offs, compensation costs in respect of the granting of options, shares and/or other capital rights, in process R&D charges (not including current R&D expenses), charges due to changes in accounting principals and restructuring charges.

1.13.	Financial Debt – the sum of all of the Company’s liabilities to banks and/or financial institutions and/or affiliates and/or financial leasing and/or through the issue of debt securities.

1.14.	The Bank’s Cost – interest rate, the meaning of this term at the Bank as well as according to the various rates thereof according to the Bank’s determination and as shall change from time to time and at any time, according to the Bank’s exclusive determination – in relation to similar financing.

1.15.	Companies Law – the Companies Law, 5759-1999 or any other law that shall supplement and/or replace the same.

1.16.	The structure of ownership of Photon Dynamics –

Name	I.D.	% Holdings	Number of Shares	Description and Comments
Orbotech Ltd. through Orbotech, Inc. which is 100% held thereby	52-003521-3	100%

1.17.	Dollar – the U.S. dollar.

2.	The Credit

2.1.	The credit facility provided to the Company is in the aggregate sum of $185 million, whilst utilization of the credit facility shall be subject to the following terms and conditions (the “Credit Facility”):

2.1.1.	Utilization – short-term and/or long-term credit, all as is customary at the Bank, under such conditions as shall be agreed between us separately and shall be expressed in the Credit Documents and, inter alia, regarding: interest, repayments / payments of principal, interest, linkage differentials, rate differentials, payment schedules, fees, prices, expenses, etc.

The short-term and long-term credit, as specified below, up to the aggregate sum of $160 million shall be utilized by and no later than December 31, 2009. In addition, an additional amount of up to $25 million (the “Special Financing”), whose utilization period, as short-term credit only, shall be by and no later than December 31, 2010.

2.1.2.	Utilization Currency – Dollar and/or NIS. The exchange rate between the currencies shall be as is customary and accepted at the Bank in this regard, from time to time and at any time, at any relevant point in time.

2.1.3.	Short-Term Credit – by way of up to 7-day on-call loans, or by way of loans for fixed periods of up to 3 months, single payment of principal at the end of the period “Bullet Fund” (Keren Bullet), current interest. Final and absolute repayment of the short-term credit, with the exception of the Special Financing – by and no later than December 31, 2009. The Special Financing shall be finally and absolutely repaid – by and no later than December 31, 2010.

2.1.4.	Long-Term Credit –

By and no later than December 31, 2009 it will be possible to take a long-term loan from the Credit Facility and/or to convert the short-term credit, as specified above, into a long-term loan, in a total amount that shall not exceed $160 million, to be finally and absolutely repaid by and no later than December 31, 2014, or by and no later than 5 years after the date of provision of the long-term loan as aforesaid or after the date of conversion of the short-term credit into a long-term loan as aforesaid – whichever is earlier according to the Bank’s records. Current quarterly principal and interest payments.

2.1.5.	Interest –

2.1.5.1.	Interest on the long-term credit – Bank’s Cost plus 2% spread per annum.

2.1.5.2.	Interest on the short-term credit (except the Special Financing) – Bank’s Cost plus 1.5% spread per annum.

2.1.5.3.	Interest on short-term Special Financing – Bank’s Cost plus 1.5% spread per annum.

2.1.6.	Prepayment – partial or full prepayment may be made on the interest payments dates, by advance notice of at least 30 days, subject to payment of a fee and capitalization differences as customary at the Bank in this regard.

All in accordance with such conditions as shall be agreed upon between us, as specified in the Credit Documents, and, inter alia, regarding the interest rates, repayments / payments of principal, interest, linkage differentials, rate differentials, payment schedules, fees, prices, expenses, costs, collateral and guarantees etc.

2.2.

Special Interest Increment – It is hereby agreed and emphasized that the interest rate as stated in the Credit Documents shall be automatically and ipso facto increased by 2% in any event of a breach of the terms and conditions hereof which shall not be remedied within 14 days from the Bank’s notice to the Company of such breach, including the terms for management of a current account signed by us, which constitute an integral part hereof, in whole or in part, throughout the entire period of the breach, according to the Bank’s records, due to the increases in the risk to the Bank as a result of the breach. This special interest increment shall be charged by the Bank in the Company’s account and be paid by us separately, plus and together with the interest payments or charges as specified above, and in addition thereto. For the avoidance of doubt, it is emphasized that this special interest increment shall not be repaid under any circumstances, even after the remedying of the breach and/or under circumstances in which the Bank shall agree to waive or defer performance of the undertaking breached or to modify the same or grant any extension. It is hereby clarified that the Bank’s right to the special interest increment in a situation of a breach, as well as actual collection thereof as aforesaid, shall not derogate from, delay or prejudice any relief or remedy or right or cause of action that shall be available to the Bank against us according hereto or according to the terms for management of a current account signed by us, and, inter alia, the aforesaid does not derogate from the Bank’s right to collect from us or from our duty to pay the

Bank arrears interest as stated in the Credit Documents, as an increment to the interest accruing as aforesaid, or from any additional rights and causes of action that are available to the Bank, under circumstances or in cases of a breach or non-fulfillment of our undertakings, in whole or in part, and the provisions of this section supplement the same.

3.	Financial and Other Covenants and Undertakings –

It is hereby agreed, as preconditions and conditions precedent which are specified below to the continuation of the Credit, after having been provided, and to non-acceleration thereof throughout the Credit Period until the full and absolute payment thereof according to the Bank’s records – all of the conditions, provisions, rules, representations and matters as specified below, as well as all of the other conditions and representations herein, shall apply, be fulfilled and exist, and the Company (by signing in the margins hereof) hereby irrevocably agrees and undertakes vis-à-vis the Bank to fulfill and perform the same and/or to ensure the fulfillment and performance thereof to the Bank’s satisfaction according to the Bank’s assessments and at its reasonable and sole discretion, throughout the Credit Period and until the full and absolute payment thereof, according to the Bank’s records and determination, and set forth below are the rules, matters, provisions and conditions to which the Company commits vis-à-vis the Bank as aforesaid:

3.1.	The Company’s Equity according to the Company’s Consolidated Financial Statement, in 2009 and 2010, shall be no less than 250 million Dollars and/or than 30% of the total assets as reflected on the Company’s consolidated balance sheet, whichever is greater. From the consolidated financial statements for the March 31, 2011 Quarter forth, the Equity shall be no less than 300 million Dollars and/or than 30% of the total assets as reflected on the Company’s consolidated balance sheet, whichever is greater.

3.2.	The annual consolidated EBITDA amount in accordance with the Company’s Consolidated Financial Statements shall be no less than the sum of U.S. $40 million, from 2011 forth.

3.3.	The ratio between the Company’s Financial Debt and the EBITDA, as shall appear in the Consolidated Financial Statements, from the close of 2011, shall not exceed 5.

3.4.	From January 1, 2010, the Company shall keep and maintain, within its assets that are completely free and clear of any charges, pledges and attachments (other than in favor of Discount Bank), a reserve of cash and cash equivalents at a financial rate exceeding the sum total of the maturities, principal and interest, in the framework of the Financial Debt, whose payment due date is within a period of one year looking forward, all according to the Company’s Consolidated Financial Statements, at any point in time. This provision does not apply to the Special Financing amount.

3.5.	The above covenants will be checked by the Bank every Quarter, with the exception of the covenant specified in Section 3.2, which will be checked by the Bank annually according to the Consolidated Financial Statements as of the end of each calendar year. EBITDA with respect to calculation of the ratio in Section 3.3 above shall be calculated by an aggregation of the last Quarter plus the 3 prior consecutive Quarters (i.e., a year back).

3.6.	The Company undertakes to provide the Bank, concurrently with provision of its financial statements as stated below, with certification by its auditor, or certification by the CEO and/or CFO, whereby it meets all of the financial covenants according to this document, while specifying the manner of calculation of the said financial covenants.

3.7.	Control and Means of Control in Photon Dynamics –

3.7.1.	The state of ownership and Control of Photon Dynamics, including the holdings of the Means of Control, the shares and all rights therein shall be as specified in Section 1.16 above.

3.7.2.	The structure of ownership and holding of the Means of Control, the shares and all rights in Photon Dynamics, as specified in Section 1.16 above, shall be kept and maintained at all times, such that the Company’s shares and/or holdings and/or rights in Photon Dynamics shall not be pledged, charged, sold, assigned, transferred or diluted without the Bank’s consent, with the exception of a fixed charge in favor of the Bank.

3.8.	The Company’s shares shall continue to be traded on the Stock Exchange.

4.	Fees, Prices, Costs and Expenses –

4.1.	General – The Company shall pay the Bank the fees and charges as specified in the Credit Documents, and in addition thereto, as specified below.

4.2.	Document Preparation Fee in the sum of $50,000, to be paid by the Company to the Bank at the time of execution of this Agreement. The payment is final, non-refundable and shall be valid also in circumstances of revocation of the Credit Facility and/or non-utilization of the facility, in whole or in part.

4.3.	Commitment Fee – at the rate of 0.5% of the sum of $25 million, to be paid to the Bank in advance and on a one-time basis, at the time of execution of this Amended Financing Agreement. The payment is final, non-refundable and shall be valid also in circumstances of revocation of the Credit Facility and/or non-utilization of the facility, in whole or in part.

4.4.	Non-utilization fee – 0.3% per year of the unutilized Credit Facility balance amount in the sum of $25 million. This fee shall be collected at the end of each calendar Quarter for the previous calendar Quarter.

Calculation of this fee shall be made as follows:

The Bank shall check the unutilized balance of the Credit Facility in the sum of $25 million on a daily basis, and shall calculate the non-utilization fee at the end of each calendar Quarter.

5.	All of the terms and conditions of the Credit have been agreed upon and determined in the Credit Documents, including all details, figures, conditions, interests, arrears interests, fees, expenses, costs, prices, collateral and guarantees etc., such that the Credit Documents constitute an integral part of this document. It is clarified that in any event of an explicit discrepancy between the provisions of this document and the provisions of the Credit Documents, the provisions of this document shall prevail.

6.	Representations –

6.1.	The Company has the authority, the legal power and the legal capacity to bind itself in this document pursuant to the terms and conditions hereof.

6.2.	The Company has obtained any and all consents, authorizations, permits, licenses and approvals required in connection with the Company’s execution of this document, the engagement with the Bank pursuant to the terms and conditions hereof, the granting of the collateral and guarantees according to Section 7 of this document, and there is no impediment to and/or restriction on the enforcement of any one thereof from time to time on the Company and there is no need for the receipt of any further consents and/or permits in connection with any one thereof. The Company undertakes to provide the Bank with copies of the approvals, permits and licenses, at the Bank’s first demand.

6.3.	All of the Company’s undertakings pursuant hereto and/or pursuant to any one of the collateral and guarantee documents are valid undertakings of the Company, which are lawful, effective, binding and enforceable upon the Company, according to the conditions of each one thereof, as the case may be, subject to the provisions of any law (including the Encouragement of Industrial Research and Development Law, 5744-1984 and the regulations promulgated thereunder (the “R&D Law”)).

6.4.

The Company’s execution of this document and any one of the collateral and guarantee documents as specified in Section 7 below and the Company’s fulfillment of each one of its undertakings pursuant to each one of the above from time to time: (1) neither cause nor shall cause a breach by the Company of any agreement, contract, document or other undertaking vis-à-vis any party, to which the Company is a party and/or (2) neither constitute nor shall constitute a breach of and/or deviation from any provision of the Company’s documents of incorporation or of any order and/or instruction and/or decision of any competent court and/or (3) neither cause nor shall cause a breach of any provision of law that applies to the Company and/or of any provision of any license, permit and/or authorization granted to the Company and/or which the Company is required to obtain and/or meet.

6.5.	On the date of execution hereof, no default event has occurred, nor any event which, only with the passage of time or with the giving of notice, or both, would constitute a default event according to the terms of this document and/or the terms of any material agreement and/or material engagement and/or other material document signed by the Company.

6.6.	The Company, by signing this document, represents and undertakes to the Bank to cause and perform everything stated and stipulated herein.

6.7.	The representations, warranties and statements included in this section above shall be deemed as representations and statements that are given by the Company every single day, from the date of execution hereof and so long as it remains in effect.

7.	Collateral and guarantees –

7.1.	In accordance with the terms of the First Financing Agreement, the Company created a first-ranking floating charge in favor of the Bank (limited to the amount of $190,000,000) and a fixed charge was also created in favor of the Bank on the shares of Photon Dynamics that are held by Orbotech, Inc. All of the collateral and/or guarantees as aforesaid are valid and binding and shall continue to be in full force and effect to the full extent thereof and constitute valid undertakings and collateral and guarantees in favor of the Bank for payment of the Company’s Debts to the Bank in accordance with the provisions hereof and in accordance with the Credit Documents.

7.2.	It is agreed that the existing floating charge on the Company’s assets in favor of the Bank as aforesaid shall be removed after the Bank shall be convinced, according to its records, that the balance of the Company’s Debts to the Bank (obligo) shall decrease to only the sum of the payment of principal, interest and expenses for the last year (the last 4 Quarters) at the end of the loan’s payment schedule, whose last payment date is as stated in Section 2.1 above, provided that the balance of the debt as aforesaid, according to the Bank’s records, which shall be taken into account in this regard, shall not exceed U.S. $40 million, and that the floating charge shall be removed, simultaneously, at all of the other banks which shall have a floating charge, and shall be replaced with an undertaking not to create any pledges on the assets of the Company and the companies held thereby (negative pledge) in favor of any entity (with the exception of the pledge on the shares of Photon Dynamics as aforesaid).

7.3.	The Company shall be entitled to create floating charges also in favor of Bank Hapoalim Ltd., Mizrahi Tefahot Bank Ltd., and Citibank, as collateral for exposure facilities for activity in trading rooms and factoring activity only of such banks, in a total amount that shall not exceed U.S. $25 million, in such language and under such conditions as shall be approved by the Bank in advance, including the execution of an inter-bank agreement in connection with the realization of the proceeds of the charges under the debentures – all in such language and under such conditions as shall be approved by the Bank.

7.4.	The Company undertakes to ensure that, without the Bank’s prior written consent, and with the exception of the fixed charge on all of the shares of Photon Dynamics which was created in favor of the Bank, the main assets of Photon Dynamics shall not be charged and/or pledged.

7.5.	The Company undertakes not to assign and/or sell and/or lease and/or rent and/or deliver and/or transfer in any manner whatsoever the Company’s assets, in whole or in part, to another or others, and not to transfer the same from place to place, other than in the ordinary course of business, without the Bank’s prior written consent.

7.6.	For the avoidance of doubt, it is hereby clarified that the sale and/or assignment and/or discount of accounts receivable and/or letters of credit and/or notes and/or other negotiable documents do not constitute a pledge or charge of any kind on the Company’s assets for the purposes of this Agreement, and the same shall not be deemed as an assignment, sale or transfer of the Company’s assets in another manner for the purposes of Section 7.5 above, provided that they are performed under reasonable commercial terms and against fair value.

7.7.	It is hereby clarified that a right of setoff, possession and/or lien of Israeli and/or foreign banks on funds, rights, securities or assets which shall be available to the credit of any account or which are or shall be deposited in any account of the Company at the said banks (including any collateral against credit-risk activity of the Company) shall not constitute a charge or pledge of any kind on the Company’s assets for the purposes of this document.

7.8.	All of the provisions of this Section 7 notwithstanding, it is hereby clarified that the Company shall be entitled to create and/or perform the following pledges, assignments, transfers and/or charges: a) a fixed charge on the Company’s property in favor of a third party (including leasing company) that has given and/or shall give credit for the purchase of such property to secure such credit only; (b) delivery, assignment or endorsement from time to time of documents and/or notes in connection with the export or import of goods to a bank or to a third party to finance such export or import to secure such credit only.

8.	Acceleration of the Loan –

8.1.	It is agreed that the cases in which the Bank shall have grounds to bring forward repayment of the loan and accelerate the same (including realization of the collateral and the guarantees and setoff of the realization proceeds against the secured debts) shall be each one of the following events, provided that the event shall not have been remedied within 14 business days from the date of the Bank’s notice to the Company:

8.1.1.	If the Company shall not pay to the Bank any amount due to it therefrom, on account of the loan, on the payment due date thereof.

8.1.2.	The Bank shall learn that changes shall have been made to the Company’s documents of incorporation in a manner that may have an adverse effect on the Company’s ability to repay the Credit, without the Bank’s prior written consent thereto.

8.1.3.	Any creditor of the Company shall have grounds, pursuant to the documents of the engagement between it and the Company, as the case may be, for bringing forward repayment and/or accelerating its debts, in a manner that could adversely affect the Company’s ability to repay the Credit.

8.1.4.	There is a material breach of a material condition of this document and/or a material condition of the Credit Documents.

8.1.5.	An event shall have occurred and/or circumstances exist and/or any situations exist – which, in the Bank’s opinion, may materially prejudice the Company’s value and substantially jeopardize the Company’s ability to repay the Credit.

8.1.6.	In the Bank’s opinion, a material deterioration shall have occurred in the Company’s economic condition and/or financial repayment capacity, which substantially jeopardizes the Company’s ability to repay the Credit.

8.1.7.	Situations and/or conditions and/or circumstances shall have occurred in which, in the Bank’s opinion, there is no reasonable likelihood of the Company’s repaying the Credit and/or there is a reasonable concern, in the Bank’s opinion, that the Company’s debt will not be paid in the amounts, the payments and on the dates according to the conditions of the Credit Documents and/or that the Company does not fulfill and/or will not be able to timely fulfill its undertakings to the Bank as stated in this document and/or in the Credit Documents.

8.1.8.	If the Company shall materially breach any of its material undertakings according to this document and/or if it shall transpire that any of its representations is materially incorrect.

8.1.9.	If a motion for a stay of proceedings order shall have been filed against the Company and/or Photon Dynamics pursuant to Section 350 of the Companies Law or pursuant to any additional or other law that shall replace it, which shall not have been removed within 30 days, or if such a motion shall have been filed against a subsidiary of the Company, which shall not have been removed, and in the Bank’s opinion the aforesaid significantly jeopardizes the Company’s ability to repay the Credit.

8.1.10.	If the agenda of the Company’s and/or Photon Dynamics’ general meeting and/or board of directors shall include a resolution on the following matters: A resolution according to Sections 350 and/or 351 of the Companies Law or a resolution for voluntary dissolution or a resolution on a merger and/or restructuring of the Company, and there is a reasonable concern that such resolution or restructuring substantially jeopardizes the Company’s ability to repay the Credit.

8.1.11.	A situation shall come to pass in which there shall be an entity controlling the Company which, in the Bank’s opinion, will not enable the continued existence of the Credit Facility, either from a regulatory perspective or for another reason.

It is agreed that in situations in which the Bank might suffer substantial damage as a result of waiting or deferring the exercise of its rights, then the Bank shall be entitled to act immediately without waiting or deferring.

9.	Provision of Reports and Information –

9.1.	The Company shall deliver the Company’s Financial Statements to the Bank by and no later than 60 (sixty) days from the end of each calendar Quarter and/or 90 days from the end of each calendar year, as the case may be. If the Company shall release additional consolidated or other financial statements in Israel or overseas, either audited or unaudited, the Company shall deliver copies thereof to the Bank as shortly as possible after the release thereof, with the exception of an annual statement that shall be delivered within 90 days.

9.2.	The Company shall deliver Photon Dynamics’ financial statements to the Bank by and no later than 90 (ninety) days from the end of each calendar year. If Photon Dynamics shall release additional consolidated or other financial statements in Israel or overseas, either audited or unaudited, the Company shall deliver copies thereof to the Bank as shortly as possible after the release thereof.

9.3.	In addition thereto and without derogating from all of the aforesaid, the Company shall deliver to the Bank, from time to time per its demand, additional information about the business data and financial condition of Photon Dynamics and/or the Company, in written reports in such reporting format and according to such details as the Bank shall require, certified by an auditor of Photon Dynamics and/or the Company – and all within 15 days from the date of each reporting demand by the Bank.

9.4.	At the end of each Quarter, at the Bank’s request, the Company shall report to the Bank in writing on the fulfillment or non-fulfillment of all of the representations mentioned in Section 6 above, including all sub-sections thereof.

10.	General –

10.1.	This document shall be effective from the date of execution hereof by the Company and the Bank, until the date of repayment of the Credit in full.

10.2.	Until the date of repayment of the Credit in full, this document shall always constitute and be an integral part of the Credit Documents, the collateral and guarantees, as found and/or to be found at the Bank from time to time and at any time with the Company’s signature vis-à-vis the Bank or with the signature of others for the Company, as in effect at any time in connection with this document, such that they are to be read together, as a single continuum and a single whole, as part of the conditions thereof, as supplementing one another and adding to one another, provided that issues explicitly regulated in this document shall apply in lieu of and shall supersede any provision of the other Credit Documents.

10.3.	The Company represents and warrants to the Bank that, except as specified in Section 6.3 above of this document, it has duly received any and all resolutions and approvals required thereby under any law and according to its documents of incorporation for its engagement in this document and performance of all of its undertakings hereunder, and that it does not require the consent or approval of any third party for its engagement in this document and the performance of all of its undertakings specified herein; the Company further represents and warrants to the Bank that there is no lawful or contractual prohibition and/or impediment and/or restriction on or to the Company’s execution hereof, receipt of the Credit and fulfillment of all of its undertakings hereunder, and its engagement in this document and its performance thereby do not constitute a breach and/or violation of any third party right, including pursuant to law and/or agreement and/or another undertaking vis-à-vis a third party.

10.4.	If an event or condition shall occur, which constitutes a material breach pursuant to the terms of any material undertaking of the Company and/or agreement and/or document due to which the Company is and/or shall be bound vis-à-vis a banking corporation or other financing party in connection with loans and/or credit in the sum of at least 1,000,000 Dollars provided thereto by such corporation (cross default) – they shall also constitute and be deemed as a breach of the Credit Documents and as an additional default cause that shall entitle the Bank to accelerate the Credit and Debts, including all of the implications thereof, and the Company undertakes to pay the same to the Bank under such circumstances at the Bank’s first demand.

10.5.	No waiver by the Bank to the Company of any breach or non-fulfillment of one or more of the undertakings to the Bank, whether such undertaking is or shall be included in any other document, shall be deemed as justification or a pretext for a further breach or further non-fulfillment of any such condition or undertaking; and the Bank’s refrainment from exercising any right which is granted thereto pursuant to this document and/or any other document and/or any law, shall not be deemed as a waiver of such right.

10.6.	This document and every one of the Credit Documents and the collateral and guarantees as specified herein above and all other various documents signed by the Company shall be governed solely by the laws of the State of Israel, as being if effect from time to time.

10.7.	This Amended Financing Agreement constitutes all that has been agreed between the parties on the subject matters hereof, and it may not be amended or modified other than by a written document, signed by the Company and the Bank.

10.8.	The parties’ addresses are as specified in the preamble to this Agreement. Any notice sent by one party to the other by registered mail in Israel shall be deemed to have arrived at its destination within 72 hours from the time of dispatch thereof, and if delivered in person – at the time of delivery thereof.

10.9.	The sole and exclusive venue for purposes of this document shall be the competent courts in the City of Tel Aviv-Jaffa, Israel.

10.10.	This Amended Financing Agreement is intended to supersede and replace the First Financing Agreement with respect to the provision of a credit facility of $185 million, and only the provisions of this document shall be followed and the First Financing Agreement is hereby terminated.

In witness whereof, we have hereto set our hands:

/s/	/s/
The Company	The Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ EREZ SIMHA
Erez Simha
Corporate Vice President and Chief Financial Officer

Date:	December 28, 2009